Lightstone Value Plus Real Estate Investment Trust, Inc.

1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701

October 25, 2010

VIA ELECTRONIC TRANSMISSION
AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Sonia Barros

Re:
Lightstone Value Plus Real Estate Investment Trust, Inc.
Acceleration Requests in connection with Pre-Effective Amendment No. 1 and 2 to
Registration Statement on Form S-11 (the “Pre-Effective Amendments”)
File No. 333-166930

Dear Ms. Barros,

Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company”) hereby withdraws its previous acceleration requests dated October 18, 2010 and October 21, 2010, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, in connection with the Pre-Effective Amendments filed with the Securities and Exchange Commission.

Very truly yours,

Lightstone Value Plus Real Estate Investment Trust, Inc.

/s/ Joseph E. Teichman
Joseph E. Teichman
General Counsel